FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN APPROVED BY THE BOARD OF DIRECTORS IN MEETING HELD ON APRIL 26, 2018

In compliance with article 30 of CVM Rule No 480/09, as amended, the Company hereby provides the information required in the Exhibit 30-XXXII of such Rule, regarding the capital increase approved by the Company’s Board of Directors on April 26, 2018, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.         Date of the shareholders meeting in which the stock option plan was approved

On May 9, 2014 our shareholders approved, in an Extraordinary Shareholders Meeting the creation of a Stock Option Plan and its standard option agreement (“Stock Option Plan”) and the creation of a Compensation in Stock Option Plan and its standard option agreement (“Compensation Plan”, alongside with the Stock Option Plan, the “Plans”). Amendments to the Plans were approved at the Annual and Special General Meeting held on April 24, 2015. All shares issued in the capital increase approved herein derive from the Plans.

2.         Amount of the capital increase and new capital stock

The approved capital increase is of R$ 873,914.54 (eight hundred and seventy-three thousand, nine hundred and fourteen reais and fifty-four centavos).

After the increase, the Company’s capital stock sums up to the total amount of R$ 6,823,368,290.99 (six billion, eight hundred and twenty-three million, three hundred and sixty-eight thousand, two hundred and ninety reais and ninety-nine centavos).

3.         Number of shares issued of each type and class

This capital increase was approved through the issuance of 42,779 (forty-two thousand, seven hundred and seventy-nine) preferred shares.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

4.         Issuance price of the new shares

(i)                 exercise of Series B2: R$ 0.01

(ii)               exercise of Series B3: R$ 0.01

(iii)             exercise of Series C3: R$ 37.21

(iv)             exercise of Series B4: R$ 0.01

(v)               exercise of Series C4: R$ 56.78

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5.         Price of each type and class of the issuer’s shares in the markets in which they are traded:

Preferred Shares (PCAR4)

a)                  minimum, average and maximum price in each year for the last three (3) years

Price	2018	2017	2016	2015
Average	R$ 70.47	R$ 68.03	R$ 48.68	R$ 74.98
Maximum	R$ 78.99	R$ 80.85	R$ 61.86	R$ 102.69
Minimum	R$ 63.92	R$ 54.30	R$ 32.90	R$ 41.19

b)                 minimum, average and maximum price in each quarter of year for the last two (2) years

Price	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Average	R$ 68.00	R$ 75.75	R$ 75.33	R$ 72.12	R$ 66.74	R$ 57.72	R$ 54.78	R$ 51.79	R$ 46.01	R$ 41.98
Maximum	R$ 70.73	R$ 78.38	R$ 78.40	R$ 79.48	R$ 76.50	R$ 62.24	R$ 61.86	R$ 57.25	R$ 52.36	R$ 51.80
Minimum	R$ 65.14	R$ 73.31	R$ 71.72	R$ 63.50	R$ 58.06	R$ 54.30	R$ 49.01	R$ 46.65	R$ 40.45	R$ 32.90

c)                  minimum, average and maximum price in each month for the last six (6) months

Price	april/18	mar/18	feb/18	jan/18	dec/17	nov/17
Average	R$ 67.77	R$ 66.50	R$ 69.74	R$ 75.75	R$ 74.20	R$ 73.08
Maximum	R$ 68.50	R$ 69.00	R$ 74.70	R$ 78.38	R$ 78.93	R$ 75.41
Minimum	R$ 66.48	R$ 63.92	R$ 65.03	R$ 73.31	R$ 70.96	R$ 69.12

d)                 average price for the last ninety (90) days

Average	R$ 68.85

Common Shares (PCAR3)

The last trading involving common shares issued by the Company was registered on February 7, 2018, at a price of R$ 90.00.

6.         Percentage of potential dilution resulting from the issuance

Percentage of dilution of 0.016044%.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.